Collectable Sports Assets, LLC

333 Westchester Avenue

Suite W21000

White Plains, NY 10604

July 5, 2022

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC. 20549
Attn: Jennie Beysolow

Re:	Collectable Sports Assets, LLC
Offering Statement on Form 1-A Post-qualification Amendment No. 21 Filed: May 31, 2022
File No. 024-11178

Ladies and Gentlemen:

We hereby submit the response of Collectable Sports Assets, LLC (the “Company”) to the June 30, 2022 letter from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Post-Qualification Amendment No. 21 to its Offering Statement on Form 1-A (the “Offering Statement”).

For the convenience of the Staff, the Staff’s comment is included and is followed by the Company’s response.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Post-qualification Amendment to Form 1-A No. 19 filed May 31, 2022

General

1.	We note your disclosure under “Notification of Acquisitions or Dispositions of Underlying Assets” for the estimated use of proceeds for each “blind pool” offering that “[u]pon the purchase or sale of any Underlying Asset for or owned by the Series, we will report information regarding the purchase or sale of the Underlying Asset with the SEC on a Current Form on Form 1-U as well as post that information on our website and, to the extent required, supplement or amend this Offering Circular.” Please clarify whether it is your intention to purchase the assets for your “blind pool” offerings before this offering is qualified. Once your underlying asset is identified, please update the relevant sections in your offering circular, including the underlying assets, the terms of the securities, the plan of distribution, the minimum amount and maximum number of series interests, and the use of proceeds. Please note that your offering statement will not be qualified unless the underlying asset has been identified.

Response:  We respectfully request that the Staff reconsider and modify or withdraw this comment. We advise you that we do not intend to select or purchase assets for any of the “blind pool” offerings before the offering statement is qualified and we begin to offer those series. The future selection and purchase of specific assets is the essence of a “blind pool” offering; hence the inclusion of the typical risk factors and other disclosures that would accompany “blind pool” offerings. We are not aware of any regulation or interpretation that would prevent the offering statement from being qualified prior to the selection and purchase of underlying assets. Nothing in Regulation A precludes a blind pool offering as indicated by the following example:

https://www.sec.gov/Archives/edgar/data/1751158/000175115820000067/jtinvest1-1xaxpos20200910.htm.

Accordingly, we request that prior identification of the underlying assets in the blind pool offerings not be a condition to qualification of the Offering Statement.

United States Securities and Exchange Commission

July 5, 2022

2.	We note your disclosure that “[a]fter the close of the escrow period, each class of shares will be sold at the then-current transaction price, which will generally be the prior month’s NAV per share for such class.” Please revise throughout the offering statement to fix the price for the duration of the offering. Refer to Rule 251(d)(3)(ii) of Regulation A.

Response: We also respectfully request that the Staff reconsider and modify or withdraw this comment. The disclosure that is referenced appears only in what we refer to as the “Curated” portfolios, which, unlike the single asset series, will have the ability to purchase and sell numerous memorabilia items over an indeterminate time period. Subject to the three-year limit set forth in Rule 251(d)(3)(i)(F), we would continue to offer units in those series; however, the price of units offered and sold after assets were acquired (or sold) by a series would by necessity have to change in order not to advantage new purchasers over current holders or vice versa (e.g., dilute then-existing unitholders). Please note that we do state in each of the Curated Portfolio Estimated Use of Proceeds that “Upon the purchase or sale of any Underlying Asset for or owned by the Series, we will report information regarding the purchase or sale of the Underlying Asset with the SEC on a Current Form on Form 1-U as well as post that information on our website and, to the extent required, supplement or amend this Offering Circular.” It is our intention to supplement the offering statement each time that a new NAV is established with a supplement such as the following example:

https://www.sec.gov/Archives/edgar/data/1751158/000175115821000016/jti1-form253g2xq12021nav.htm.

If we are required to supplement or amend the Offering Circular whenever we change the offering price as described, we will do so; however, that is not a reason to not qualify the Offering Statement at this time.

We await further response from the Staff; however, if you are in agreement with our responses, we would request that the Commission approve the qualification of the Offering Statement as soon as is practicable.

We would be pleased to discuss this response with the Staff if you thought that desirable.  Please feel free to contact the undersigned at (858) 245-2955 or our counsel, Gary M. Brown at (615) 390-7230.

Sincerely,

Collectable Sports Assets, LLC
By: CS Asset Manager, LLC, its managing member

By:	/s/ Jarod Winters
Jarod Winters
COO

cc:	Gary M. Brown